UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

France Telecom and TDC terminate their agreement to combine Orange Switzerland and Sunrise

Renens, Zurich, Paris and Copenhagen, 3 June, 2010: Following the prohibition of the combination of Orange Communication S.A. (“Orange Switzerland”) and Sunrise Communications S.A. (“Sunrise”) pronounced by the Swiss Competition Commission on April 22nd 2010, France Telecom and TDC have concluded a detailed analysis of their available options and, as a consequence hereof, terminated their agreement concerning the proposed business combination. The appeal filed with the Federal Administrative Court will also be withdrawn.

About TDC

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has five business units: Business, Operations & Wholesale, Consumer, Nordic and YouSee. TDC's activities outside the Nordic region primarily consist of Sunrise, a leading telecommunications provider in Switzerland. TDC was partly privatized in 1994 and fully privatized in 1998. Angel Lux Common S.A. owns 87.9% of TDC, with the remainder of the shares held by individual and institutional shareholders.

TDC’s shares are listed on NASDAQ OMX Copenhagen, its Reuters code is TDC.CO and its Bloomberg code is TDC DC.

For more information: www.tdc.dk, www.sunrise.ch

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 45.9 billion euros (10.9 billion euros for the first quarter 2010) and at 31 March 2010, the Group had a customer base of 183.3 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers almost 131 million customers. At 31 March 2010, the Group had 123.7 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

About Sunrise

Sunrise is the largest privately held telecommunications provider in Switzerland, with offices in Zurich, Bern, Biel and Renens. More than 2.85 million customers use its services in the areas of mobile telephony, fixed network and the Internet. Its mobile network, which is based on GSM, EDGE, UMTS and HSDPA technologies, covers over 99% of the population with state-of-the-art mobile network services with transfer rates of up to 7.2 Mbps. A high-performance fiber optic network, with a total length of 10,000 km, enables high-quality voice and data services to be offered throughout the country. Sunrise is able to reach around 80% of households with its own broadband services and since the end of 2009 has operated 74 Sunrise centers throughout Switzerland. Sunrise is a brand of Sunrise Communications AG. For more information: www.sunrise.ch

About Orange Suisse

Orange Communications SA entered the Swiss telecoms market in June 1999 as the third mobile communications provider. The Orange mobile communications network covers 99% of the Swiss population and offers fast mobile internet connections in addition to mobile phone calls. As of June 2007, Orange also provides fixed network lines.

In 2009, Orange generated total revenues of CHF 1,296 billion. Some 1156 employees attend to the every-day needs of 1,558,147 customers (as at the end of December 2009). For more information: www.orange.ch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 4, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer